Exhibit D-2

RECENT DEVELOPMENTS

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2011 on Form 18-K filed with the SEC on August 17, 2012, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2011, as amended from time to time, the information in this section supersedes and replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2011.

GENERAL

Turkey’s economy was impacted by the 2008-2009 global financial crisis but has been recovering from such crisis since the last quarter of 2009. Turkey’s GDP increased by 2.9% in the second quarter of 2012 as compared to the same respective quarter of 2011. Turkey’s GDP increased by 8.5% in 2011, as compared to 2010. See “Recent Developments — Key Economic Indicators”.

From January 2, 2012 to December 3, 2012, the Istanbul Stock Exchange National 100 Index increased by 44.9%.

As of November 12, 2012 114,944 Syrian refugees are in Turkey. Turkey, as a NATO member, requested a missile defense system on November 21, 2012 from member states. These systems will only be used to protect the Turkish border and not to establish a no-fly zone within Syria.

On September 7, 2012, the annual review of Turkey’s economy, referred to as an Article IV consultation, commenced with the visit of an International Monetary Fund (“IMF”) staff mission. The IMF periodically consults with each member state in order to ensure that each member state has in place a sound macroeconomic framework and corresponding policies to promote financial stability, economic growth and free exchange rates. On November 16, 2012, the Executive Board of the International Monetary Fund (IMF) concluded the Article IV consultation with Turkey and the IMF released the Executive Board assessment. The assessment states that growth has become more balanced, as domestic demand and imports decelerated due to tighter monetary and macro-prudential policies implemented in 2011, while exports continue to perform well due to successful diversification towards new markets. The directors noted that the outlook is clouded by external uncertainties, and that Turkey remains vulnerable to shifts in market sentiment, given the country’s large external financing needs. The directors also noted that policy priorities need to remain geared toward a continued unwinding of imbalances and that raising domestic savings and enhancing the economy’s potential are important objectives over the medium term.

POLITICAL CONDITIONS

The Justice and Development Party (the “AKP”) won the latest general elections held on June 12, 2011 with 49.8% of the eligible votes and formed the 61st Government of the Republic. The following table sets forth the composition of the Assembly by total number of seats as of December 3, 2012:

Political Party	Number of Seats
Justice and Development Party (AKP)	326
Republican People’s Party (CHP)	135
Nationalist Action Party (MHP)	51
Peace and Democracy Party (BDP)	29
Independents	7
Participatory Democracy Party (KADEP)	1

Source: The Grand National Assembly of Turkey

KEY ECONOMIC INDICATORS

The following tables set forth increases or decreases in GDP and GDP by economic sector (at constant prices) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4	Annual
2011	12.1%	9.1%	8.4%	5.0%	8.5%
2012	3.3%	2.9%

GDP by Economic Sector		2011 Q2	2011 Q3	2011 Q4	2012 Q1	2012 Q2
1.	Agriculture, hunting and forestry	7.1	15.2	8.3	4.3	7.1
2.	Fishing	0.2	0.1	0.5	0.2	0.2
3.	Mining and quarrying	0.7	0.8	0.7	0.6	0.7
4.	Manufacturing	25.8	21.9	24.3	26.1	25.9
5.	Electricity, gas and water supply	2.0	1.9	2.5	1.9	2.0
6.	Construction	6.0	5.5	5.9	5.8	5.9
7.	Wholesale and retail trade	13.7	12.1	12.7	13.4	13.5
8.	Hotels and Restaurants	1.4	2.9	1.6	1.4	1.4
9.	Transport, storage and communication	15.3	14.1	15.0	15.4	15.4
10.	Financial intermediation	11.0	11.5	13.3	12.2	11.1
11.	Ownership and dwelling	4.6	4.2	4.5	4.8	4.6
12.	Real Estate, renting and business activities	3.4	2.7	4.2	4.8	3.6
13.	Public administration and defense; compulsory social security	2.8	2.7	3.0	3.1	2.8
14.	Education	1.9	1.6	1.8	2.2	2.0
15.	Health and social work	1.2	1.1	1.1	1.4	1.2
16.	Other community, social and personnel service activities	1.4	1.2	1.5	1.6	1.3
17.	Private household with employed persons	0.1	0.1	0.2	0.2	0.1
18.	Sectoral Total	98.6	99.7	101.0	99.4	98.8
19.	Financial intermediation services indirectly measured	7.3	7.9	9.5	8.2	7.5
20.	Taxes-Subsidies	8.7	8.1	8.5	8.9	8.6
21.	GDP (In purchasers’ value)	100.0	100.0	100.0	100.0	100.0

Source: TURKSTAT

•	For the month of November 2012, CPI increased by 0.38% and PPI increased by 1.66% as compared to the previous month.

•

The Republic’s annual CPI and PPI increased by 6.37% and 3.60%, respectively, in November 2012 as compared to the same month of the previous year. The Republic’s CPI and PPI were 10.45% and 13.33%, respectively, in the year 2011.

•	The Central Bank announced the annual inflation target rates for 2013 as 5%. The following table sets forth the quarterly inflation path and uncertainty band for 2012:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2012:

	March	June	September	December
Uncertainty Band (Upper Limit)	7.0	7.0	7.0	7.0
Path Consistent with the Target	5.0	5.0	5.0	5.0
Uncertainty Band (Lower Limit)	3.0	3.0	3.0	3.0

Source: Central Bank

•	On December 3, 2012, the Central Bank foreign exchange buying rate for U.S. dollars was TL1.7791 per U.S. dollar, compared to an exchange buying rate of TL1.8142 per U.S. dollar on December 3, 2011.

•	On November 6, 2012, the Government offered an interest rate of 6.78% for its 22-month Government Bond, compared to an interest rate of 10.09% for its 23-month Government Bond on December 6, 2011.

•	The industrial production index increased by 6.2% in September 2012 compared to September 2011 (year on year).

•	The following table indicates unemployment figures for 2012:

2012	Unemployment rate	Number of unemployed
January	10.2%	2,664,000
February	10.4%	2,721,000
March	9.9%	2,615,000
April	9%	2,425,000
May	8.2%	2,272,000
June	8.0%	2,226,000
July	9.9%	2,615,000
August	8.8%	2,445,000

Source: TURKSTAT

•

As of December 3, 2012, the one-week repo auction rate of the Central Bank was 5.75%, the Central Bank overnight borrowing interest rate was 5.00% and the Central Bank overnight lending interest rate was 9%. The Central Bank’s Monetary Policy Committee (the “MPC”) noted on November 20, 2012 that recent data confirmed that the rebalancing between the domestic and external demand continues as envisaged. The MPC also noted that domestic demand follows a moderate pace, while exports continue to increase despite the weakening global outlook. Overall, aggregate demand conditions support disinflation and current account deficit continues to decline gradually according to the MPC.

TOURISM

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In October 2012, the number of foreign visitors visiting the Republic increased approximately 0.37% to 3,050,981 as compared to the same month of 2011. According to the balance of payments presentation, tourism revenues decreased 4.1% in the third quarter of 2012 compared to the same period in the previous year.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In September 2012, the trade balance (according to the balance of payments presentation) posted a deficit of $5,247 billion as compared to a deficit of $8,405 billion in the same period in 2011. In October 2012, total goods imported (c.i.f.)1, including gold imports, decreased by 5.6% to approximately $18,803 billion, as compared to approximately $19,919 billion during the same period of 2011. In October 2012, the import of capital goods, which are used in the production of physical capital, decreased by approximately 8.6% over the same period in 2011; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by approximately 4.7% over the same period in 2011 and consumption goods decreased by approximately 5.4% over the same period of 2011. In October 2012, total goods exported (f.o.b.)2, increased by 11.6% to approximately $13.292 billion, as compared to approximately $11.907 billion during the same period of 2011. In September 2012, the current account produced a deficit of approximately $2.697 billion, as compared to a deficit of approximately $6.356 billion in the same period of 2011. According to the Medium Term Program for the 2011-2013 period, the current account deficit was projected to be $71.7 billion in 2011 and $65.4 in 2012. In January — December 2011, the current account deficit was $77.16 billion.

[1]	c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.
[2]	f.o.b. means free on board; when a price is quoted f.o.b., it means that the selling price includes the cost of the goods, but not the freight or transport costs and the cost of marine insurance. F.o.b. is an international commerce term.

As of November 23, 2012, total gross international reserves of the Central Bank were approximately $117,672 billion (compared to $95,528 billion as of November 25, 2011), gold reserves were approximately $18,109 billion (compared to $9,362 billion as of November 25, 2011) and the Central Bank gross foreign exchange reserves were approximately $99,563 billion (compared to approximately $86,166 billion as of November 25, 2011).

As of November 23, 2012, the Central Bank held approximately TL13.2 billion in public sector deposits.

PUBLIC FINANCE AND BUDGET

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During January-October 2012 period, the central government consolidated budget expenditures were approximately TL290 billion and central government consolidated budget revenues were approximately TL271.1 billion, compared to a central government consolidated budget expenditure of approximately TL245.4 billion and a consolidated budget revenue of TL243.7 billion during the same period in 2011.

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During January-October 2012 period, the central government consolidated budget deficit was approximately TL18,754.1 million, compared to a central government consolidated budget deficit of TL1,707.2 million during the same period in 2011.

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During January-October 2012 period, the central government consolidated budget primary surplus reached approximately TL24.5 billion, compared to the central government consolidated budget primary surplus of TL35.8 billion during the same period in 2011.

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In October 2012, the central government consolidated budget expenditures were approximately TL31.7 billion and central government consolidated budget revenues were approximately TL27.3 billion, compared to a central government consolidated budget expenditure of approximately TL24.6 billion and a central government consolidated budget revenue of TL22.6 billion during the same month of 2011.

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In October 2012, the central government consolidated budget deficit was approximately TL4.4 billion, compared to a central government consolidated budget deficit of TL1.9 billion during the same month of 2011.

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In October 2012, the central government consolidated budget primary balance produced a deficit of approximately TL0.6 billion, compared to the central government consolidated budget primary surplus of TL0.7 billion during the same month of 2011.

•	The following table sets forth the details of the central government budget for the first ten months of 2012 and October 2012.

Central Government Budget (Thousand TL)	January - October 2012 (cumulative)	October 2012
Expenditures	289,790,639	31,749,334
1-Excluding Interest	246,534,331	28,026,118
Personnel	73,476,634	7,573,316
Social Security Contributions	12,123,881	1,223,590
Purchase of Goods and Services	22,979,616	2,615,623
Current Transfers	107,221,207	10,035,862
Capital Expenditures	20,190,584	4,571,768
Capital Transfers	2,948,850	367,310
Lending	7,593,559	1,638,649
Contingencies	0	0
2-Interest	43,256,308	3,723,216
Revenues	271,036,500	27,345,326
1-General Budget Revenues	261,576,971	26,432,616
Taxes	226,176,743	24,237,908
Property Income	12,871,821	488,240
Grants and Aids and Special Revenues	1,458,810	82,673
Interest, Shares and Fines	17,749,424	1,520,090
Capital Revenues	2,004,968	89,088
Receivable Collections	1,315,205	14,617
2-Special Budget Institutions	7,349,849	805,000
3-Regularity & Supervisory Institutions	2,109,680	107,710
Budget Balance	-18,754,139	-4,404,008
Primary Balance	24,502,169	-680,792

Source: Ministry of Finance

On October 9, 2011, the Government announced a medium term program that covers the period between 2013 and 2015 (the “2013 Medium Term Program”). Under this framework, targets for medium term macroeconomic indicators (for example, GDP growth rates, unemployment rates, current account deficit to GDP, and central government budget deficit to GDP) were announced. Under the 2013 Medium Term Program, the Government announced that GDP is expected to grow by 4.0% in 2013, 5.0% in 2014 and 5.0% in 2015. The primary surplus to GDP ratio is expected to reach 1.2% by 2013, 1.1% by 2014, and 1.2% by 2015. In addition, the central government budget deficit to GDP ratio is expected to be 2.2% in 2013, 2.0% in 2014 and 1.8% in 2015. The current account deficit to GDP ratio is expected to be 7.1% in 2013, 6.9% in 2014 and 6.5% in 2015. The Government also indicated that the unemployment rate is expected to decline to 8.7% in 2015.

PRIVATIZATION

The Government’s plans for privatization include, among others, the remaining shares of Turk Telekom A.S. (“Turk Telekom”), Turk Hava Yollari A.O. (“Turkish Airlines”), Cyprus Turkish Tobacco Processing Industry Ltd., sugar factories, electricity generators/distributors, Baskent Dogalgaz, bridges and ports, toll roads, Halkbank, Ziraat Bank and the national lottery.

On January 25, 2012 the Privatization Administration announced the sale of 20% of the shares of Kayseri ve Civari Elektrik T.A.Ş. On April 6, 2012 Yonca Enerji Yatirim Danişmanlik submitted the highest bid at $16,050,000. On September 21, 2012, the sale process was completed.

On August 6, 2012, the Privatization Administration announced the tender for the privatization of Akdeniz Elektrik Dağitim A.Ş., Boğaziçi Elektrik Dağitim A.Ş. and Gediz Elektrik Dağitim A.Ş.. Bidding is expected to close on November 6, 2012, November 13, 2012 and November 20, 2012 respectively. The deadline for submitting bids on the Boğaziçi Elektrik Dağitim A.Ş. and Gediz Elektrik Dağitim A.Ş. tender were extended to November 27, 2012 and to December 4, 2012, respectively. Seven bids were delivered for the tender of Boğaziçi Elektrik Dağitim A.Ş. For Akdeniz Elektrik Dağitim A.Ş. four bids were received and the highest one was submitted by Cengiz Kolin Limak Ortak Girişim Grubu. Following the evaluation of the tender commission, the Privatization High Council will make the final decision.

On September 13, 2012, the Privatization Administration announced the tender for the privatization of Başkent Doğalgaz Dağitim A.Ş. through a block sale of sales. The deadline for submitting bids is December 16, 2012.

During 14-16 November, 2012 the Privatization Administration announced the secondary public offering of 23.92% of the Halkbank shares. According to the IPO results approximately 4.5 billion TL revenue is expected to be received.

BANKING SYSTEM

There have not been any bank takeovers during the recent global financial and economic crisis. The most recent takeover occurred on July 3, 2003 and involved Türkiye Imar Bankasi TAŞ. As of December 3, 2012, the SDIF had taken over 25 private banks since 1994.

Turkey has a relatively strong, well capitalized and profitable banking system. The banking system in Turkey had a capital adequacy ratio3 of 16.49% and a relatively low non-performing loan ratio4 of 2.95% as of September 2012. As of August 9, 2012, the reserve requirement ratios (the “RRRs” and each, an “RRR”) for FX demand deposits, notice deposits and personal current accounts and FX deposits/participation accounts were 11% for maturities less than 1 year and 9% for maturities of 1 year and more. In addition, the RRR for other FX liabilities up to 1-year maturity (including 1-year) were 11%, for FX liabilities up to 3-year maturity (including 3-year) were 9% and for other FX liabilities longer than 3-year maturity were 6%. As of August 9, 2012, the RRRs for Turkish Lira deposits/participation accounts were between 5% and 11% depending on maturity. Furthermore, RRRs were 11% for Turkish Lira demand deposits, deposits at notice and personal current accounts.

On August 3, 2012, it was announced that in consideration of operational processes with respect to reserve requirements, certain technical amendments had been made to the Communiqué on Reserve Requirements no. 2005/1. These amendments stipulate that, as is the case with FX reserve requirements, the Turkish lira equivalent of FX reserves maintained for Turkish lira reserve requirements will be calculated by using the exchange rates announced in the Official Gazette on the calculation date; the US dollar reserves held by the Central Bank to maintain Turkish lira reserve requirements will not be less than 50% of total FX reserves; and the carryover limit will be 5%. On September 11, 2012, it was announced that in order to maintain required reserves consistent with the composition of foreign currency liabilities, banks must maintain their required reserves against their US dollar-denominated liabilities in US dollar only.

In order to narrow the cost differential of maintaining Turkish lira reserve requirements in Turkish lira or in FX, and to enable banks to fully benefit from the new facility to meet their liquidity needs, the upper limit for FX reserves that might be held to maintain Turkish lira reserve requirements, which had been raised several times in 2011 and 2012, was raised once again. Effective as of August 17, 2012, the upper limit for FX reserves was raised from 55% to 60%, and the reserve requirement for the additional 5% is maintained in USD and/or euro, and multiplied by a reserve option coefficient of “2”.

The upper limit for gold reserves that might be held to maintain Turkish lira reserve requirements has been raised from 25% to 30%, where the 5% additional tranche will be multiplied by a reserve option coefficient

[3]	Regulatory capital/Total risk weighted items
[4]	Gross non-performing loans/Total cash loans

(“ROC”) of “2”. On November 20, 2012, with a view to supporting financial stability in the light of the latest developments in global markets, the ROCs for all tranches of FX reserves (except for the first tranche of 40%) and for all tranches of gold reserves have been raised by “0.1” and “0.2” points, respectively, effective as of the calculation period dated November 23, 2012 for FX reserves and December 7, 2012 for gold reserves; and the maintenance period will begin on December 7, 2012 and December 21, 2012, respectively.

DEBT

The Central Government’s total domestic debt stock was approximately TL391.4 billion as of end October 2012, compared to approximately TL368.8 billion as of December 2011. In October 2012, the average maturity of Turkey’s domestic borrowing was 23.8 months, compared 25.0 months in October 2011. The average annual interest rate on domestic borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 7.5% in October 2012, compared to 8.4% in October 2011.

On October 31, 2012, the Turkish Treasury announced the Financing Program for 2013. This program was prepared based on the 2013 Medium Term Program and Central Government budget projections. According to the 2013 financing program, the Republic expects to repay (including principal and interest) a total of approximately TL188.6 billion of debt in 2013, of which approximately TL172.1 billion is domestic debt and approximately TL16.5 billion is external debt. The total borrowing target for the Republic in 2013 is approximately TL164.3 billion, of which approximately TL150.6 billion would consist of domestic borrowing and approximately TL13.7 billion would consist of external borrowings. Other sources of funds in 2013 consist of cash primary surplus, revenues from privatization, revenues from land sales, Savings Deposit Insurance Fund transfers, receipts from on-lent and guaranteed debt and use of cash accounts.

The total gross outstanding external debt of the Republic was approximately $318.2 billion (at then-current exchange rates) at the end of the first quarter of 2012. The table below summarizes the gross external debt profile of the Republic.

Gross External Debt Profile (Million $)	2011 Q3	2011 Q4	2012 Q1	2012 Q2
GROSS EXTERNAL DEBT	314,035	306,551	318,669	323,472
SHORT TERM	88,524	83,823	90,262	99,011
Public Sector	7,613	7,013	10,683	12,772
Central Bank	1,409	1,269	1,275	1,159
Private Sector	79,502	75,541	78,304	85,080
LONG TERM	225,512	222,729	228,407	224,461
Public Sector	87,503	87,086	90,411	89,482
Central Bank	9,270	8,430	8,419	7,559
Private Sector	128,738	127,213	129,577	127,420

Source: Undersecretariat of Treasury

Since January 1, 2012, the Republic has issued the following external debt:

•	$1.5 billion of global notes on January 26, 2012, which mature on September 26, 2022 and have a 6.250% annual interest rate.

•	$1 billion of global notes on February 16, 2012, which mature on September 26, 2022 and have a 6.250% annual interest rate.

•	¥90 billion of Samurai bonds on March 15, 2012 under the Japan Bank for International Cooperation guarantee, which mature on March 15, 2022 and have a 1.470% annual interest rate.

•	$1 billion of global notes on June 26, 2012, which mature on January 14, 2041 and have a 6.000% annual interest rate.

•	$1.5 billion of lease certificates on September 26, 2012, which mature on March 26, 2018 and have a 1.500% annual lease rate (issued through a special purpose vehicle).

INTERNATIONAL RELATIONS

On June 11, 2012 the United States exempted seven more economies from its Iran-related sanctions, effective as of June 28, 2012. The U.S. State Department said that Turkey, India, Taiwan, South Korea, Malaysia, South African and Sri Lanka had all sufficiently reduced their purchases of Iranian oil to be given a six-month exemption from the sanctions. Turkey was Iran’s fifth largest customer in 2011, buying around 200,000 barrels of oil per day, which amounted to 30% of its total imports. Turkey is expected to make further reductions in its reliance on Iranian oil in the coming months.

On October 10, 2012, the Progress Report and Enlargement Strategy of the EU Commission for Turkey was published. The Commission expressed appreciation of the on-going political reforms including efforts made with respect to a new constitution, the Third Judicial Reform Package, establishment of the Ombudsman’s office. The Progress Report also mentions that Turkey is a key country for the EU with its dynamic economy, strategic location and important regional role, the significant intensification in political dialogue with the EU on foreign and security policy, continued strong economic growth, Turkey’s functioning market economy, the progress in its ability to take on the obligations of membership in terms of harmonization with the EU acquis, while reiterating the expectation for “the normalization of Turkey’s bilateral relations” with the Greek Cypriot Administration. While the Progress Report also noted that the expansion of the current account deficit and inflationary pressures point to the return of imbalances in the Turkish economy, overall, the “functioning of market mechanisms has remained intact.”